217 Queen Street West, Suite 401 Toronto, ON M5V 0R2 Main: 416.361.2515 Fax: 416.361.2519 www.irwinlowy.com

December 24, 2021

VIA SEDAR

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

New Brunswick Securities Commission

Nova Scotia Securities Commission

Superintendent of Securities, Government of Prince Edward Island

Department of Government Services and Lands (Newfoundland and Labrador)

Dear Sirs/Mesdames:

Re: Zentek Ltd. (the "Company")

 Final Short Form Prospectus

We refer to the final short form prospectus of the Company dated December 23, 2021 (the "Prospectus").

We hereby consent to the reference in the Prospectus to our firm name within the cover page disclosure and under the headings "Eligibility for Investment" and "Interest of Experts", and to the use of our opinion under the headings "Eligibility for Investment" and "Certain Canadian Federal Income Tax Considerations".

We confirm that we have read the Prospectus, and the documents incorporated therein by reference, and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that are:

(a) derived from our opinion referred to above; or

(b) within our knowledge as a result of the services we performed to render such opinion.

Yours truly,

"IRWIN LOWY LLP"